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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 10-Q

  [X]QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For the quarterly period ended August 26, 2000

                                      OR

  [_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For The Transition Period From       To

                         Commission File Number 1-5742

                             RITE AID CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

                  Delaware                                       23-1614034
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                       Identification No.)
   30 Hunter Lane, Camp Hill, Pennsylvania                         17011
  (Address of principal executive offices)                       (Zip Code)

      (Registrant's telephone number, including area code) (717) 761-2633

  (Former name, former address and former fiscal year, if changed since last report) Not Applicable

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing
requirements for the past 90 days. [X] Yes   [_] No

  Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

  The registrant had 332,008,363 shares of its $1.00 par value common stock outstanding as of September 23, 2000.

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

                              RITE AID CORPORATION

                               TABLE OF CONTENTS

                                                                            Page

Cautionary Statement Regarding Forward-Looking Statements...................   3

                         PART I. FINANCIAL INFORMATION

 ITEM 1. Financial Statements:
         Condensed Consolidated Balance Sheets as of August 26, 2000 and
          February 26, 2000...............................................    4
         Condensed Consolidated Statements of Operations for the Thirteen
          Weeks Ended August 26, 2000 and August 28, 1999.................    5
         Condensed Consolidated Statements of Operations for the Twenty-
          Six Weeks Ended August 26, 2000 and August 28, 1999.............    6
         Condensed Consolidated Statements of Cash Flows for the Twenty-
          Six Weeks Ended August 26, 2000 and August 28, 1999.............    7
         Notes to Condensed Consolidated Financial Statements.............    8
         Management's Discussion and Analysis of Financial Condition and
 ITEM 2.  Results of Operations...........................................   20
 ITEM 3. Quantitative and Qualitative Disclosures About Market Risk.......   29

                           PART II. OTHER INFORMATION

 ITEM 1. Legal Proceedings................................................   31
 ITEM 2. Changes in Securities and Use of Proceeds........................   31
 ITEM 3. Defaults Upon Senior Securities..................................   31
 ITEM 4. Submission of Matters to a Vote of Security Holders..............   31
 ITEM 5. Other Information................................................   31
 ITEM 6. Exhibits and Reports on Form 8-K.................................   33

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to the future prospects, developments and business strategies of Rite Aid Corporation.

  Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  . Our high level of indebtedness and our ability to refinance our substantial debt obligations which mature in August and September 2002;

  . Our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our credit facilities and other debt agreements;

  . Our ability to improve the operating performance of our existing stores, and, in particular, our new and relocated stores in accordance with our new management's long term strategy;

  . The outcomes of pending lawsuits and governmental investigations, both civil and criminal, involving our financial reporting and other matters;

  . Competitive pricing pressures, continued consolidation of the drugstore industry, third-party prescription reimbursement levels, regulatory changes governing pharmacy practices, general economic conditions and inflation, interest rate movements, access to capital and merchandise supply constraints; and

  . Our failure to develop, implement and maintain reliable and adequate internal accounting systems and controls.

  Rite Aid undertakes no obligation to revise the forward-looking statements included in this report to reflect any future events or circumstances. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Our Future Results" included in our Annual Report Form 10-K/A for the fiscal year ended February 26, 2000 ("the Fiscal 2000 10-K/A"), which was filed with the Securities and Exchange Commission on October 11, 2000 and is available on the SEC's website at www.sec.gov.

                         PART I. FINANCIAL INFORMATION

ITEM 1. Financial Statements

                     RITE AID CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)
                                  (unaudited)

                                                      August 26,    February
                                                         2000       26, 2000
                                                      -----------  -----------
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................... $    72,295  $   179,757
  Accounts receivable, net...........................     476,832      152,035
  Inventories, net...................................   2,767,821    2,472,437
  Refundable income taxes............................      60,937      147,599
  Prepaid expenses and other current assets..........      93,059       63,659
                                                      -----------  -----------
    Total current assets.............................   3,470,944    3,015,487
PROPERTY, PLANT AND EQUIPMENT, NET...................   3,340,259    3,449,594
GOODWILL AND OTHER INTANGIBLES.......................   1,246,069    1,311,123
NET NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS....   1,377,759    1,743,828
DEFERRED TAX ASSET...................................         --       146,916
OTHER ASSETS.........................................     201,451      242,899
                                                      -----------  -----------
    Total assets..................................... $ 9,636,482  $ 9,909,847
                                                      ===========  ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Short-term debt and current maturities of long-term
   debt and lease financing obligations.............. $   105,537  $   102,050
  Accounts payable...................................   1,050,011      854,062
  Other current liabilities..........................     949,634      949,361
  Net current liabilities of discontinued
   operations........................................     399,948      390,053
                                                      -----------  -----------
    Total current liabilities........................   2,505,130    2,295,526
CONVERTIBLE SUBORDINATED NOTES.......................     472,196      649,986
LONG-TERM DEBT, LESS CURRENT MATURITIES..............   5,017,425    4,738,661
LEASE FINANCING OBLIGATIONS, LESS CURRENT
 MATURITIES..........................................   1,107,799    1,125,937
OTHER NONCURRENT LIABILITIES.........................     677,984      647,771
                                                      -----------  -----------
    Total liabilities................................   9,780,534    9,457,881
                                                      -----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 6)
REDEEMABLE PREFERRED STOCK...........................      19,457       19,457
STOCKHOLDERS' EQUITY (DEFICIT):
  PREFERRED STOCK, par value $1 per share............     320,653      308,250
  COMMON STOCK, par value $1 per share...............     331,920      259,927
  ADDITIONAL PAID-IN CAPITAL.........................   1,938,068    1,292,337
  ACCUMULATED DEFICIT................................  (2,735,944)  (1,421,817)
  DEFERRED COMPENSATION..............................     (18,206)      (6,188)
                                                      -----------  -----------
    Total stockholders' equity (deficit).............    (163,509)     432,509
                                                      -----------  -----------
    Total liabilities and stockholders' equity
     (deficit)....................................... $ 9,636,482  $ 9,909,847
                                                      ===========  ===========

     See accompanying notes to condensed consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)
                                  (unaudited)

                                                                 Thirteen Weeks
                                                                      Ended
                                                 Thirteen Weeks  August 28, 1999
                                                      Ended       (as restated,
                                                 August 26, 2000  see note 10)
                                                 --------------- ---------------
REVENUES........................................   $3,439,469      $3,203,964
COSTS AND EXPENSES:
  Cost of goods sold, including occupancy
   costs........................................    2,633,559       2,403,790
  Selling, general and administrative expenses..      858,631         793,623
  Goodwill amortization.........................        5,627           6,096
  Interest expense..............................      182,108         107,177
  Store closing and impairment charges..........       88,292          56,094
  Loss on debt conversions and modifications,
   net..........................................       83,789             --
  Share of loss (income) from equity
   investment...................................       12,496            (134)
                                                   ----------      ----------
                                                    3,864,502       3,366,646
    Loss from continuing operations before
     income taxes ..............................     (425,033)       (162,682)
INCOME TAX BENEFIT..............................          --           (8,280)
                                                   ----------      ----------
  Loss from continuing operations...............     (425,033)       (154,402)
DISCONTINUED OPERATIONS:
  Income from discontinued operations (including
   income tax expense of $15,611)...............          --            4,247
  Estimated loss on disposal of the PBM segment
   (including income tax benefit of $23,484)....      (31,433)            --
                                                   ----------      ----------
  Net loss......................................   $ (456,466)     $ (150,155)
                                                   ==========      ==========
BASIC AND DILUTED (LOSS) INCOME PER SHARE:
  Loss from continuing operations...............   $    (1.87)     $    (0.60)
  (Loss) income from discontinued operations....        (0.10)           0.02
                                                   ----------      ----------
  Net loss per share............................   $    (1.97)     $    (0.58)
                                                   ==========      ==========

     See accompanying notes to condensed consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)
                                  (unaudited)

                                                               Twenty-Six Weeks
                                                                    Ended
                                              Twenty-Six Weeks August 28, 1999
                                                   Ended        (as restated,
                                              August 26, 2000    see note 10)
                                              ---------------- ----------------
REVENUES.....................................   $ 6,881,655       $6,558,585
COSTS AND EXPENSES:
  Cost of goods sold, including occupancy
   costs.....................................     5,291,486        4,904,069
  Selling, general and administrative
   expenses..................................     1,696,716        1,524,401
  Goodwill amortization......................        11,701           12,264
  Interest expense...........................       353,749          205,409
  Store closing and impairment charges.......       104,171           84,332
  Loss on debt conversions and modifications,
   net.......................................        83,789              --
  Share of loss (income) from equity
   investment................................        24,070             (134)
                                                -----------       ----------
                                                  7,565,682        6,730,341
    Loss from continuing operations before
     income taxes and cumulative effect of
     change in accounting method.............      (684,027)        (171,756)
INCOME TAX EXPENSE (BENEFIT).................       144,382          (37,239)
                                                -----------       ----------
  Loss from continuing operations before
   cumulative effect of accounting change....      (828,409)        (134,517)
DISCONTINUED OPERATIONS:
  Income from discontinued operations
   (including income tax expense of $13,846
   and $30,562)..............................        11,335            7,592
  Estimated loss on disposal of the PBM
   segment (including income tax benefit of
   $734).....................................      (334,763)             --
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE,
 NET OF TAX OF $18,200.......................           --           (27,300)
                                                -----------       ----------
  Net loss...................................   $(1,151,837)      $ (154,225)
                                                ===========       ==========
BASIC AND DILUTED (LOSS) INCOME PER SHARE:
  Loss from continuing operations............   $     (3.48)      $    (0.52)
  Income (loss) from discontinued
   operations................................         (1.12)            0.03
  Cumulative effect of an accounting change,
   net.......................................           --             (0.11)
                                                -----------       ----------
  Net loss per share.........................   $     (4.60)      $    (0.60)
                                                ===========       ==========

     See accompanying notes to condensed consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                  (unaudited)

                                                               Twenty-Six Weeks
                                                                    Ended
                                              Twenty-Six Weeks August 28, 1999
                                                   Ended        (as restated,
                                              August 26, 2000    see note 10)
                                              ---------------- ----------------
OPERATING ACTIVITIES:
  Net loss...................................   $(1,151,837)     $  (154,225)
  Income from discontinued operations........       (11,335)          (7,592)
  Loss on disposal of discontinued
   operations................................       334,763              --
                                                -----------      -----------
  Loss from continuing operations............      (828,409)        (161,817)
  Cumulative effect of a change in accounting
   method....................................           --            27,300
  Depreciation and amortization..............       188,601          241,100
  Store closing and impairment charges.......       104,171           84,332
  Loss on debt conversions and modifications,
   net.......................................        83,789              --
  Changes in operating assets and
   liabilities, net of acquisitions..........      (110,187)         (71,896)
                                                -----------      -----------
NET CASH (USED IN) PROVIDED BY CONTINUING
 OPERATIONS..................................      (562,035)         119,019
CASH FLOWS USED IN DISCONTINUED OPERATIONS...        (9,799)        (216,548)
INVESTING ACTIVITIES:
  Expenditures for property, plant and
   equipment.................................       (59,930)        (405,604)
  Purchase of business, net of cash
   acquired..................................           --           (24,454)
  Intangible assets acquired.................        (3,300)         (51,700)
  Proceeds from sales of assets..............        43,000           22,860
                                                -----------      -----------
NET CASH USED IN INVESTING ACTIVITIES........       (20,230)        (458,898)
FINANCING ACTIVITIES:
  Principal payments on long-term debt.......    (1,440,793)      (1,828,033)
  Net (payments) proceeds of commercial paper
   borrowings................................      (192,000)         286,802
  Net proceeds from bank loans...............     2,181,724        2,099,484
  Proceeds from leasing obligations..........           --            74,899
  Cash dividends paid........................           --           (59,931)
  Deferred financing costs payments..........       (64,544)             --
  Other financing activities, net............           215            7,059
                                                -----------      -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES....       484,602          580,280
                                                -----------      -----------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS.................................      (107,462)          23,853
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 PERIOD......................................       179,757           84,522
                                                -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...   $    72,295      $   108,375
                                                ===========      ===========

     See accompanying notes to condensed consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except share amounts)
                                  (unaudited)

1. Basis of Presentation

  The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain note information included in the Company's fiscal 2000 Annual Report on Form 10-K/A has not been included in this report; however, such information reflects all adjustments (consisting primarily of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the twenty-six week period ended August 26, 2000 are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's fiscal 2000 Annual Report on From 10-K/A filed with the SEC.

2. Loss Per Share

  Following is a reconciliation of the numerator and denominator of the basic loss per share computation to the numerator and denominator of the diluted loss per share computation:

                            Thirteen        Thirteen       Twenty-Six      Twenty-Six
                           Weeks Ended     Weeks Ended     Weeks Ended     Weeks Ended
                         August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                         --------------- --------------- --------------- ---------------
Numerator for earnings
 per share:
  Loss from continuing
   operations...........  $   (425,033)   $   (154,402)   $   (828,409)   $   (134,517)
  Preferred stock
   conversion reset
   (Note 7).............      (160,915)            --         (160,915)            --
  Cumulative preferred
   stock dividends......        (6,442)           (465)        (12,403)           (935)
                          ------------    ------------    ------------    ------------
  Net loss from
   continuing operations
   attributable to
   common stockholders..      (592,390)       (154,867)     (1,001,727)       (135,452)
  Net income from
   discontinued
   operations, net of
   tax..................           --            4,247          11,335           7,592
  Estimated loss on
   disposal, net of
   tax..................       (31,433)            --         (334,763)            --
                          ------------    ------------    ------------    ------------
  Total (loss) income
   from discontinued
   operations...........       (31,433)          4,247        (323,428)          7,592
                          ------------    ------------    ------------    ------------
  Cumulative effect of
   accounting change,
   net of tax...........           --              --              --          (27,300)
                          ------------    ------------    ------------    ------------
  Net loss attributable
   to common
   stockholders.........  $   (623,823)   $   (150,620)   $ (1,325,155)   $   (155,160)
                          ============    ============    ============    ============
Denominator:
  Basic weighted average
   shares...............   316,111,000     258,910,000     288,093,000     258,895,000
                          ============    ============    ============    ============

  Fully diluted shares are not presented as the Company incurred losses for the thirteen and twenty-six weeks ending August 26, 2000 and August 28, 1999. At August 26, 2000, an aggregate of 111,824,000 potential common shares related to stock options, convertible notes and preferred stock and warrants, have been excluded from the computation of diluted income per share.

3. Business Segments

  The Company operated in two business segments during the reporting periods:
(i) the Retail Drug segment, and (ii) the Pharmacy Benefit Management ("PBM") segment, which includes pharmacy benefit management, mail-order pharmacy services, marketing prescription plans and other managed health care services. The Company's business segments are organized according to the products and services offered to its customers. The Company's dominant segment is the Retail Drug segment, which consists of the operation of retail drugstores across the United States. The drugstores' primary business is pharmacy services, with prescription drugs

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

accounting for approximately 59.8 percent and 58.5 percent of total segment sales for the twenty-six week periods ended August 26, 2000 and August 28, 1999, respectively. In addition, the Company's drugstores offer a full selection of health and personal care products, seasonal merchandise and a large private label product line.

  The Company operated a PBM segment, principally through the operations of PCS Health Systems, Inc. (PCS), which was acquired in January 1999. Through its PBM segment, the Company offered pharmacy benefit management, mail-order pharmacy services, marketing prescription plans and other managed health care services to employers, health plans and their members and government-sponsored employee benefit programs. On July 12, 2000, the Company announced that it had entered into an agreement to sell its PBM segment to Advance Paradigm Inc. The sale was consummated on October 2, 2000. As a result of the agreement and sale of PCS, the PBM segment has been reclassified and is accounted for as a discontinued operation in the accompanying financial statements. Accordingly, the Company's continuing operations consist solely of the Retail Drug segment.

 Discontinued Operations

  On July 12, 2000, the Company announced that it had entered into an agreement to sell PCS, its PBM segment, to Advance Paradigm, Inc. The sale of PCS was consummated on October 2, 2000. The selling price of PCS consisted of $675,000 in cash; $200,000 in principal amount of Advance Paradigm's unsecured 10 year senior subordinated notes (with warrants attached) and $125,000 in liquidation preference of Advance Paradigm's 11% Series A Preferred Stock. The senior subordinated notes bear interest at the rate of 11% per annum for the first 18 months after their date of issuance (October 2, 2000), 12% for the next six months and 13% thereafter until maturity. The warrants attached to the senior subordinated notes are not exercisable until October 2, 2002. Once exercisable, they will be transferable separately from the senior subordinated notes and entitle the holders collectively to purchase, for $20 per share, 780,000 shares of Advance Paradigm's Class A Common Stock (subject to adjustment for certain dilutive events). The senior subordinated notes may be prepaid by Advance Paradigm in whole at any time; however, if less than the entire outstanding principal amount is prepaid not more than an aggregate of $75,000 principal amount may be prepaid from the date of issuance. Upon any prepayment prior to October 2, 2002, a ratable portion of the warrants attached to the senior subordinated notes will expire. The fair value of the senior subordinated notes is estimated at 75% of their principal amount. The fair value of the Series A Preferred Stock is estimated at its stated value. The Company is in the process of obtaining an appraisal to determine the fair value of the Series A preferred stock and warrants at the consummation date.

  Commencing January 30, 2001 and until Advance Paradigm's stockholders approve the issuance of Class B Common Stock upon conversion of the Series A Preferred Stock, the Series A Preferred Stock will pay quarterly dividends, solely in additional shares of Series A Preferred Stock, at the rate of 11% per annum for the first six months, 13% for the next six months and 16% thereafter. Upon approval by Advance Paradigm's stockholders, the Series A Preferred Stock will be convertible, at Rite Aid's option, at $20 per share (subject to adjustment for certain dilutive events), into shares of Class B Common Stock of Advance Paradigm (which are convertible into shares of Class A Common Stock which is publicly traded). Once converted, the Class B Common Stock will be entitled to share ratably with the Class A Common Stock in dividends declared. Holders of the Class A Preferred Stock (and of the Class B Common Stock issuable upon its conversion) have the right to elect two members of Advance Paradigm's board of directors.

  The Company has the right to cause Advance Paradigm to register the senior subordinated notes (and the attached warrants and the shares issuable upon exercise of the warrants) and the Series A Preferred Stock (and if

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

converted, the shares issued upon conversion) for sale under the Securities Act of 1933. The Company has agreed not to sell more than 50% of the shares of Series A Preferred Stock (and the shares into which it may be converted) prior to October 2, 2002 unless the stockholders of Advance Paradigm do not approve its conversion into Class B Common Stock by January 30, 2001 or unless the market price of Advance Paradigm's Class A Common Stock averages at least $40 per share for 20 consecutive trading days after April 2, 2001.

  When the sale was consummated, the Company applied $575,000 of the cash portion of the proceeds to reduce the outstanding balances of the PCS credit facility and the PCS exchange debt, and pledged the Series A Preferred Stock (and all securities issued upon its conversion) and the senior subordinated notes to the lenders under the PCS credit facility, the RCF credit facility, and the Exchange Debt to secure the Company's obligations thereunder. The Company is required to use any net proceeds received from any sale of those securities to further repay the then outstanding balances of the PCS credit facility and the PCS exchange debt and, if repaid in full, to repay the then outstanding balances of the RCF credit facility and the RCF exchange debt.

  The PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated loss on the disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the Series A Preferred Stock and warrants, is $334,763, which includes estimated transaction expenses and estimated net operating income through the sale date of October 2, 2000. In the first quarter of fiscal 2001 ended May 27, 2000, the Company recorded the estimated loss of $303,330 and in the second quarter of fiscal 2001 ended August 26, 2000, the Company recorded an additional loss of $31,433, due to changes in estimates. Summarized operating results of the PBM segment for the thirteen and twenty-six weeks ended August 26, 2000 and August 28, 1999, are as follows:

                          Thirteen Weeks  Thirteen Weeks    Twenty-Six      Twenty-Six
                               Ended           Ended        Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
Net sales...............     $322,931        $318,249        $ 656,250       $644,736
Income from operations
 before income tax
 expense................          --           19,858           25,181         38,154
Income tax expense......          --          (15,611)         (13,846)       (30,562)
                             --------        --------        ---------       --------
Income from discontinued
 operations.............          --            4,247           11,335          7,592
Loss on disposal before
 income tax expense.....      (54,917)            --          (335,497)           --
Income tax benefit......       23,484             --               734            --
                             --------        --------        ---------       --------
Loss on disposal........      (31,433)            --          (334,763)           --
                             --------        --------        ---------       --------
(Loss) income from
 discontinued
 operations.............     $(31,433)       $  4,247        $(323,428)      $  7,592
                             --------        --------        ---------       --------

  At August 26, 2000 and February 26, 2000, the assets of PCS consisted of accounts receivable, property, plant and equipment and intangible assets, net of liabilities. Net assets are comprised of $399,948 of net current liabilities and $1,377,759 of net noncurrent assets at August 26, 2000 and $390,053 of net current liabilities and $1,743,828 of net noncurrent assets at February 26, 2000.

  As a result of the decision to discontinue the operations of the Company's PBM segment, the Company recorded an increase to the tax valuation allowance and income tax expense of $146,916 in the twenty-six week period ended August 26, 2000.

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)


4. Store Closing and Impairment Charges

  Store closing and impairment charges include non-cash charges of $17,922 and $41,249 for the thirteen weeks ended August 26, 2000 and August 28, 1999, respectively, for the impairment of long-lived assets (including allocable goodwill) at 60 and 83 stores, respectively. Store closing and impairment charges include non-cash charges of $25,824 and $56,941 for the twenty-six weeks ended August 26, 2000 and August 28, 1999, respectively, for the impairment of long-lived assets (including allocable goodwill) at 102 and 159 stores, respectively. These amounts include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to relocate or close the store or because of changes in circumstances that indicate the carrying value of the asset may not be recoverable.

  Store closing and impairment charges consist of:

                          Thirteen Weeks  Thirteen Weeks    Twenty-Six      Twenty-Six
                               Ended           Ended        Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
Store lease exit costs..      $(6,875)        $14,845        $  1,102         $27,391
Impairment charges......       17,922          41,249          25,824          56,941
Impairment of
 drugstore.com..........       77,245             --           77,245             --
                              -------         -------        --------         -------
                              $88,292         $56,094        $104,171         $84,332
                              =======         =======        ========         =======

  Costs incurred to close a store, which principally consist of lease termination costs, are recorded at the time management commits to closing the store, which is typically 90 days preceding the closing date or in the case of a store to be relocated, the date the new property is leased or purchased. The Company calculates its liability for closed stores on a store-by-store basis. The future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations are computed. This liability is discounted using a risk-free rate of interest. The Company evaluates these assumptions each quarter and adjusts the liability accordingly.

  A rollforward of the Company's lease exit liability is set forth below:

                                                                   Reversal
                                                                      of
                                                                   reserves
                                    Provision for    Changes in   for stores Interest
                                   present value of  assumptions     that    accretion
                                    noncancellable  about future  management    and      Cash
                                    lease payments    sublease    determined  changes  payments,
                         Balance,     on stores        income,       will       in      net of    Balance,
                         beginning designated to be terminations,   remain   interest  sublease    end of
                         of period      closed          etc.         open      rates    income     period
                         --------- ---------------- ------------- ---------- --------- ---------  --------
Thirteen weeks ended
 August 26, 2000........ $213,706      $ 8,952        $(17,683)    $(2,985)   $ 7,862  $ (9,795)  $200,057
Thirteen weeks ended
 August 28, 1999........ $238,821      $16,160        $    238     $  (177)   $  (128) $(18,379)  $236,535
Twenty-six weeks ended
 August 26, 2000........ $212,812      $28,309        $(24,985)    $(7,332)   $11,100  $(19,847)  $200,057
Twenty-six weeks ended
 August 26, 1999........ $246,805      $33,300        $ (2,438)    $(1,256)   $(1,140) $(38,736)  $236,535

  The Company has an investment in the common stock of drugstore.com, which is accounted for under the equity method. The initial investment was valued based upon the initial public offering price of drugstore.com.

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

During the second quarter ended August 26, 2000, the Company recorded an impairment of its investment in drugstore.com. This write-down was based upon a decline in the market value of drugstore.com's stock that the Company believes to be other-than-temporary.

5. Indebtedness, Credit Agreements and Lease Financing Obligations

  Following is a summary of indebtedness and lease financing obligations at August 26, 2000 and February 26, 2000:

                                                       August 26,   February
                                                          2000      26, 2000
                                                       ----------  ----------
   Commercial paper borrowings........................ $      --   $  192,000
   RCF facility.......................................    730,268     716,073
   PCS facility.......................................  1,142,138   1,300,000
   Term loan due 2000.................................        --      272,422
   10.50% notes due 2002..............................    411,442         --
   Exchange Debt......................................    274,782         --
   Senior Facility....................................    636,000         --
   5.25% convertible subordinated notes due 2002......    472,210     649,986
   6.70% notes due 2001...............................      7,818     350,000
   7.125% notes due 2007..............................    350,000     350,000
   7.70% notes due 2027...............................    300,000     300,000
   5.50% fixed-rate senior notes due 2000.............    130,740     200,000
   6.00% dealer remarketable securities due 2003......    200,000     200,000
   6.00% fixed-rate senior notes due 2005.............    200,000     200,000
   7.625% senior notes due 2005.......................    200,000     200,000
   6.875% senior debentures due 2013..................    200,000     200,000
   6.125% fixed-rate senior notes due 2008............    150,000     150,000
   6.875% fixed-rate senior notes due 2028............    150,000     150,000
   5.875% to 10.475% industrial development bonds due
    through 2016......................................      4,958       5,196
   Lease financing obligations........................  1,133,215   1,151,901
   Other..............................................      9,386      29,056
                                                       ----------  ----------
                                                        6,702,957   6,616,634
   Short-term debt, current maturities of long-term
    debt and lease financing obligations..............   (105,537)   (102,050)
                                                       ----------  ----------
   Long-term debt and lease financing obligations,
    less current maturities........................... $6,597,420  $6,514,584
                                                       ==========  ==========

 Refinancings

  On June 14, 2000, the Company obtained a new $1,000,000 senior secured credit facility from a syndicate of banks. The Senior Facility is guaranteed by substantially all of the Company's wholly-owned subsidiaries, and the banks have a security interest in substantially all of those subsidiaries' accounts receivable, inventory, and intellectual property and a security interest in certain of their real property. Of this amount $500,000 is in the form of a term loan due in August 2002 with interest at LIBOR plus 3.00% and $500,000 is in the form of a revolving credit facility under the Senior Facility due in August 2002. Funds drawn under the term loan were used to repay $300,000 of drawings under the accounts receivable securitization program and to pay $200,000 for working capital and transaction expenses. Funds drawn under the revolving credit facility are used to fund current operations.

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)


  In connection with the above refinancing on June 14, 2000, the Company exchanged $52,500 of its 5.50% fixed-rate senior notes due in December 2000 and $321,800 of its 6.70% notes due in December 2001 for $374,300 of 10.50% senior secured notes due 2002. The Company has arranged with certain financial institutions to refinance $93,200 of the 5.5% notes when they become due with the 10.50% senior secured notes due 2002. These financial institutions purchased $16,710 of the 5.5% notes and $20,390 of the 6.7% notes on July 27, 2000, and $53,814 of the 5.5% notes on September 13, 2000, and exchanged the purchased notes with the Company for the 10.50% senior secured notes due 2002.

  The Company recognized an aggregate loss of $6.2 million in connection with the above refinancings.

  The senior secured credit facility contains customary covenants, which place restrictions on the assumption of debt, the payment of dividends, mergers, liens and sale and leaseback transactions. The facility requires us to meet various financial ratios and limits our capital expenditures. For the quarter ended August 26, 2000, our covenants required us to maintain a minimum interest coverage ratio of .75:1 and minimum fixed charge coverage ratio of
 .88:1. Following the consummation of the sale of PCS, these covenants require us to maintain a minimum interest coverage ratio of 1.40:1 for the four quarter period ending June 1, 2002, and a minimum fixed charge coverage ratio of 1.19:1 for the four quarter period ending June 1, 2002. We also must maintain consolidated EBITDA (as defined in the senior secured credit facility) of no less than $104.0 million for the quarter ended August 26, 2000, increasing to $720.0 million for the four quarter period ending June 1, 2002. In addition, our capital expenditures are limited to $70.0 million for the fiscal quarter ended August 26, 2000 and $243.0 million for the four quarter period ending June 1, 2002.

  Also on June 14, 2000, the Company exchanged certain credit facility debt with a carrying amount of $284,820 for 51,785,434 shares of the Company's common stock and extended the maturity of its remaining $2,147,188 of bank debt from November 1, 2000 to August 2002. As a result of this exchange, the Company recognized a gain of $11.4 million.

  On June 26, 2000 in a separate transaction, the Company exchanged a total of 17,779,000 shares of Rite Aid common stock for $177,790 principal amount of the 5.25% convertible subordinated notes due 2002. As a result of this exchange, the Company recognized a loss of $89.0 million.

6. Commitments and Contingencies

 Legal proceedings

  The Company is party to numerous legal proceedings, as described below. An unfavorable resolution of certain of these matters could materially adversely effect the Company's results of operations, financial position and cash flows.

 Federal investigations

  There are currently pending federal governmental investigations, both civil and criminal, by the SEC and the United States Attorney, involving the Company's financial reporting and other matters. The Company is cooperating fully with the SEC and the United States Attorney. Also, as previously announced, the Company engaged the law firm of Swidler Berlin Shereff Friedman LLP to conduct an independent investigation of those

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

matters. The results of Swidler Berlin's investigation have been conveyed to the audit committee and to management and were considered in connection with the preparation and restatement of the financial statements included in the fiscal 2000 10-K/A and herein.

  The U.S. Department of Labor has commenced an investigation of matters relating to the Company's employee benefit plans, including its principal 401(k) plan, which permitted employees to purchase the Company's common stock. Purchases of the Company's common stock under the plan were suspended in October 1999. The Company is cooperating fully with the Department of Labor.

  These federal investigations are ongoing and the Company cannot predict their outcomes. If the Company were convicted of any crime, certain contracts and licenses that are material to its operations may be revoked, which would have a material adverse effect on results of operations and financial condition. In addition, substantial penalties, damages or other monetary remedies assessed against the Company could also have a material adverse effect on the Company's results of operations, financial condition and cash flows.

 Stockholder litigation

  The Company, its former chief executive officer Martin Grass, its former president Timothy Noonan, its former chief financial officer Frank Bergonzi, and its former auditor KPMG LLP, have been sued in a number of actions, most of which purport to be class actions, brought on behalf of stockholders who purchased the Company's securities on the open market between May 2, 1997 and November 10, 1999. All of these cases have been consolidated in the U.S. District Court for the Eastern District of Pennsylvania, where plaintiffs have filed a third amended complaint and have been given leave of court to file a fourth amended complaint on or before November 11, 2000. The complaints assert claims against defendants under Sections 10, 18 and 20 of the Securities Exchange Act of 1934, as amended, various state securities laws and common law, based upon the allegation that the Company's financial statements for its 1997, 1998 and 1999 fiscal years fraudulently misrepresented its financial position and results of its operations for those periods, among other allegations.

  If any of these cases were to result in a substantial monetary judgment against the Company, or are settled on unfavorable terms, the Company's results of operations, financial position and cash flows could be materially adversely affected.

  Certain of the Company's former officers (Martin L. Grass, Timothy J. Noonan and Frank Bergonzi), certain of its current and former directors (Alex Grass, Philip Neivert, Franklin C. Brown, Leonard I. Green, Leonard N. Stern and Nancy A. Lieberman), its former auditor, KPMG LLP, and Rite Aid as nominal defendant, have been sued by Company shareholders derivatively on behalf of the Company in derivative actions brought in the U.S. District Court for the Eastern District of Pennsylvania and the Chancery Court of the State of Delaware. The derivative complaints purport to assert claims on behalf of the Company against the defendants for violation of duties asserted to be owed by such defendants to the Company, based upon allegations similar to those contained in the complaints in the securities cases described above. The time for defendants to respond to the derivative complaints has not yet run. The Company has made no determination yet as to how it will respond to the derivative complaints and is unable to predict the ultimate outcome of this litigation.

 Drug pricing and reimbursement matters

  Purported federal class actions lawsuits have been filed against the Company in Alabama and California and purported state class actions have been filed against the Company in New Jersey, New York, Oregon, and Pennsylvania. In all of the class actions the plaintiffs allege that the Company's former practice of allowing its

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

pharmacists the discretion to charge non-uniform prices through the use of positive overrides for cash purchases of prescription drugs was unlawful and none of those class actions specify damages. The Company has asserted in court filings that its imposition of positive overrides was a legitimate utilization of non-uniform pricing similarly engaged in by many other sectors of retail commerce. The Company filed motions to dismiss each of the uncertified class action complaints for failure to state a claim for which relief could be granted. The Company's arguments have prevailed in each of the cases in which a court decision has been rendered thus far, other than the California case. On December 27, 1999, the United States District Court for the Northern District of Alabama dismissed the federal RICO claims against the Company with prejudice and the plaintiffs later filed an appeal with the Eleventh Circuit. That appeal is currently pending. On May 21, 2000, an Oregon state court judge granted the Company's motion to dismiss the purported class action there with prejudice. On June 27, 2000, a New Jersey state court dismissed that class action there. On August 16, 2000, a Pennsylvania state court dismissed that class action with prejudice. A motion to dismiss the state class action in New York is currently pending.

  The Company believes that all of the positive override lawsuits are without merit under applicable state consumer protection laws and/or state or federal RICO statutes. As a result, the Company intends to continue to vigorously defend each of the pending actions and does not anticipate, if fully adjudicated, that any of the lawsuits will result in an award of damages and/or civil penalties. However, such an outcome for each of the actions cannot be assured and a ruling against the Company could have a material adverse effect on the financial position and operations of the Company as well as necessitate substantial additional expenditures to cover legal costs as it pursues all available defenses.

  The Company is being investigated by multiple state attorneys general for its reimbursement practices relating to partially-filled prescriptions and fully-filled prescriptions that are not picked up by ordering customers. The Company is supplying similar information with respect to these matters to the Department of Justice. The Company believes that these investigations are similar to investigations which were, and are being, undertaken with respect to the practices of others in the retail drug industry. The Company also believes that its existing policies and procedures fully comply with the requirements of applicable law and intends to fully cooperate with these investigations. The Company cannot, however, predict their outcomes at this time.

  If any of these cases result in a substantial monetary judgment against the Company or is settled on unfavorable terms, the Company's results of operations, financial position and cash flows could be materially adversely affected.

 Other

  In addition, the Company is subject from time to time to lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance or, if not so covered, are without merit or are of such nature or involve such amounts as would not have a material adverse effect on the Company's financial condition, cash flow or results of operations if decided adversely. The Company, regardless of insurance coverage, does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations and cash flows.

7. Beneficial Conversion

  On October 27, 1999, the Company issued 3,000,000 shares of Series A cumulative pay-in-kind preferred stock ("Series A Preferred Stock") at $100 per share. It subsequently exchanged all 3,000,000 shares of Series

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)

A Preferred Stock for 3,000,000 shares of Series B cumulative pay-in-kind preferred stock ("Series B Preferred Stock"). The Series B Preferred Stock, when issued, was convertible into shares of the Company's common stock at a conversion price of $11.00 per share of common stock. The conversion price of the Series B Preferred Stock is subject to adjustment if the Company issues common stock before October 27, 2000 at a per share price that is less than the then current conversion price of the Series B Preferred Stock and in certain other circumstances. In connection with the refinancing effected on June 14, 2000, the Company issued common stock at a per share price of $5.50. As a result of this issuance, the per share conversion price for the Series B Preferred Stock was adjusted to $5.50. As a result of this adjustment the Company increased its paid in capital and increased its accumulated deficit by $160.9 million in June 2000 (representing the difference between $5.50 and the market price of the Company's common stock on the original date of issuance of the Series A Preferred Stock).

8. Interest Rate Swap Contracts

  In June 2000, the Company entered into an interest rate swap contract that fixes the LIBOR component of $500 million of the Company's variable rate debt at 7.083% for a two-year period. In July 2000, Rite Aid entered into an additional interest rate swap that fixes the LIBOR component of an additional $500 million of variable rate debt at 6.946% for a two year period. The Company entered into these contracts to hedge its exposure to fluctuations in market interest rates. The differential to be paid or received as a result of these swap agreements is accrued as an adjustment to interest expense. As of August 26, 2000, these contracts had a net loss position of $5.5 million.

9. Restricted Stock

  In June 2000, the Company issued 2,248,818 shares of restricted stock to certain key executives. The Company recorded the issuances at fair value on the date of grant of $17,428. Compensation expense related to these grants is being recorded over the three-year vesting period of these grants.

                     RITE AID CORPORATION AND SUBSIDIARIES

                  (Dollars in thousands, except share amounts)
                                  (unaudited)


10. Restatements

  The financial statements for the thirteen and twenty-six weeks ended August 28, 1999 have been restated to reflect various adjustments to the previously reported financial statements. See the Company's 2000 Form 10-K/A filed with the SEC on October 11, 2000 for further information. Additionally, the PBM segment has been reclassified as a discontinued operation. The following tables set forth the restated results of operations, net loss per share and the impact of reclassifying the PBM segment as a discontinued operation.

                                          For the Thirteen Weeks ended August 28, 1999
                          -------------------------------------------------------------------------------
                                                       Restated
                                        Restatement       as
                                       Adjustments as Previously
                              As         Previously    Reported      Further                      As
                          Originally    Reported in    in 2000     Restatement   Reclassifi- Restated and
                          Reported(1)   2000 10-K(2)   10-K(2)    Adjustments(3) cations(4)  Reclassified
                          -----------  -------------- ----------  -------------- ----------- ------------
Revenues................  $3,506,129     $  16,084    $3,522,213      $  --       $(318,249)  $3,203,964
Costs and expenses
 excluding store closing
 and impairment
 charges................   3,536,096        82,338     3,618,434      (9,491)      (298,391)   3,310,552
Store closing and
 impairment charges.....      29,343        26,751        56,094         --             --        56,094
                          ----------     ---------    ----------      ------      ---------   ----------
Loss from continuing
 operations before
 income taxes and
 cumulative effect of
 change in accounting
 method.................     (59,310)      (93,005)     (152,315)      9,491        (19,858)    (162,682)
Income tax (benefit)
 expense................     (43,908)       41,522        (2,386)      9,717        (15,611)      (8,280)
                          ----------     ---------    ----------      ------      ---------   ----------
Loss from continuing
 operations.............     (15,402)     (134,527)     (149,929)       (226)        (4,247)    (154,402)
Income from discontinued
 operations, net of
 tax....................         --            --            --          --           4,247        4,247
                          ----------     ---------    ----------      ------      ---------   ----------
Net loss................  $  (15,402)    $(134,527)   $ (149,929)     $ (226)     $     --    $ (150,155)
                          ==========     =========    ==========      ======      =========   ==========
Basic and diluted income
 (loss) per share:
 Loss from continuing
 operations.............  $    (0.06)    $   (0.52)   $    (0.58)     $  --       $   (0.02)  $    (0.60)
 Income from
 discontinued
 operations.............         --            --            --          --            0.02         0.02
                          ----------     ---------    ----------      ------      ---------   ----------
 Net loss...............  $    (0.06)    $   (0.52)   $    (0.58)     $  --       $     --    $    (0.58)
                          ==========     =========    ==========      ======      =========   ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)


                                         For the Twenty-six Weeks ended August 28, 1999
                          ------------------------------------------------------------------------------
                                                      Restated
                                       Restatement       as
                                      Adjustments as Previously
                              As        Previously    Reported      Further                      As
                          Originally   Reported in    in 2000     Restatement   Reclassifi- Restated and
                          Reported(1)  2000 10-K(2)   10-K(2)    Adjustments(3) cations(4)  Reclassified
                          ----------- -------------- ----------  -------------- ----------- ------------
Revenues................  $7,130,629    $  72,692    $7,203,321     $    --      $(644,736)  $6,558,585
Costs and expenses
 excluding store closing
 and impairment
 charges................   6,976,543      339,238     7,315,781      (63,190)     (606,582)   6,646,009
Store closing and
 impairment charges.....      42,439       41,893        84,332          --            --        84,332
                          ----------    ---------    ----------     --------     ---------   ----------
Income (loss) from
 continuing operations
 before income taxes and
 cumulative effect of
 change in accounting
 method.................     111,647     (308,439)     (196,792)      63,190       (38,154)    (171,756)
Income tax expense
 (benefit)..............      82,619      (85,702)       (3,083)      (3,594)      (30,562)     (37,239)
                          ----------    ---------    ----------     --------     ---------   ----------
Income (loss) from
 continuing operations
 before cumulative
 effect of change in
 accounting method......      29,028     (222,737)     (193,709)      66,784        (7,592)    (134,517)
Income from discontinued
 operations, net of
 tax....................         --           --            --           --          7,592        7,592
Cumulative effect of an
 accounting change, net
 of tax.................         --       (27,300)      (27,300)         --            --       (27,300)
                          ----------    ---------    ----------     --------     ---------   ----------
Net income (loss).......  $   29,028    $(250,037)   $ (221,009)    $ 66,784     $     --    $ (154,225)
                          ==========    =========    ==========     ========     =========   ==========
Basic and diluted income
 (loss) per share:
  Income (loss) from
   continuing
   operations...........  $     0.11    $   (0.86)   $    (0.75)    $   0.26     $   (0.03)  $    (0.52)
  Income from
   discontinued
   operations...........         --           --            --           --           0.03         0.03
  Cumulative effect of
   change accounting
   method...............         --         (0.11)        (0.11)         --            --         (0.11)
                          ----------    ---------    ----------     --------     ---------   ----------
  Net income (loss).....  $     0.11    $   (0.97)   $    (0.86)    $   0.26     $     --    $    (0.60)
                          ==========    =========    ==========     ========     =========   ==========

--------
(1) The amounts shown are as previously reported in the fiscal 2000 Form 10-Q for the thirteen and twenty-six weeks ended August 29, 1999.
(2) Reflects restatement adjustments previously reported in the Company's Fiscal 2000 10-K. For a description of the adjustments which resulted in the net loss and loss per share, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Restatement of Historical Financial Statements" in the Company's Fiscal 2000 10K/A.
(3) To record adjustments identified subsequent to the filing of the Company's 2000 Form 10-K. Also, see notes 23 and 25 to the consolidated financial statements in the Company's Fiscal 2000 Form 10-K/A.
(4) To reclassify the PBM Segment as a discontinued operation and to reflect certain other reclassifications. See note 3.

                     RITE AID CORPORATION AND SUBSIDIARIES

                 (Dollars in thousands, except share amounts)
                                  (unaudited)


11. Change in Accounting Method

  Retroactive to the first quarter of fiscal 2000, the Company changed its application of the last-in, first-out ("LIFO") method of accounting by restructuring its LIFO pool structure through a combination of certain existing geographic pools. The reduction in the number of LIFO pools was made to more closely align the LIFO pool structure to the Company's store merchandise categories. The cumulative effect of the accounting change for periods prior to fiscal 2000 was a charge of $27,300 (net of tax effect of $18,200), or $0.11 per diluted common share. The effect of this accounting change was a reduction in income of $3,420 net of income tax effect of $2,280 or $0.02 per diluted common share for the twenty-six weeks ended August 28, 1999.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

  We expect the following factors to affect our results of operations on a going forward basis.

  Maturing Store Base. Since the beginning of fiscal 1998, Rite Aid has built 377 new stores, relocated 756 stores and closed 831 stores. These new and relocated stores represent approximately 30% of Rite Aid's total stores at August 26, 2000. The new and relocated stores opened in recent years are generally larger, free standing stores with higher operating expenses than our older stores. New stores generally do not become profitable until a critical mass of customers is developed. Relocated stores also must attract additional customers to achieve comparable profitability to the store that was replaced. We believe that the period of time required for a new store to achieve profitable operations is generally between two and four years. This period can vary significantly based on the location of a particular store and on other factors, including the investments made in purchasing prescription files for the location and advertising. Our recent liquidity constraints have limited our ability to purchase prescription files and make other investments to promote the development of our new and relocated stores. We believe that our relatively high percentage of new and relocated stores is a significant factor in our recent operating results. As new management continues to implement its long term strategy, it will scale back Rite Aid's new store construction program and focus on making the operations of its existing base of new and relocated stores profitable. Management believes that as these newer stores mature they should gain the critical mass of customers needed for profitable operations. This continuing maturation should positively affect Rite Aid's operating performance in future periods. If we are not able to improve the performance of these new and relocated stores it will adversely affect our ability to restore the profitability of our operations.

  Reclassification of Lease Obligations. In connection with the restatement of Rite Aid's operating results for fiscal 1999 and 1998, certain store leases that had previously been classified as operating leases have now been classified as capital leases. As a result of this restatement, our property, plant and equipment and total debt balances at February 26, 2000 were increased by $964.9 million and $1,080.0 million, respectively. The change in classification of these lease obligations will result in an allocation of depreciation charges to cost of goods sold and selling, general and administrative expense. In addition, a portion of the lease payments will be included in interest expense.

  Substantial Investigation Expenses. Rite Aid has incurred substantial costs in connection with the process of reviewing, reconciling and restating its books and records, the investigation of its prior accounting practices and the preparation of its audited financial statements. Included in these expenses are the costs of the Deloitte & Touche LLP audit, the investigation by the law firm of Swidler Berlin Shereff Friedman LLP, assisted by Deloitte & Touche LLP and the costs of retaining Arthur Andersen LLP to assist management in reviewing and reconciling its books and records. Management currently estimates that these costs will total approximately $94.0 million, of which $51.5 million was incurred in the first two fiscal quarters of fiscal 2001. Rite Aid anticipates that it will continue to incur significant legal and other expenses in connection with the ongoing litigation and investigations to which it is subject.

  Sale of PCS. On July 12, 2000 Rite Aid announced that it had entered into an agreement to sell PCS, its pharmacy benefits management (PBM) segment, to Advance Paradigm, Inc. for $1.0 billion of cash and securities. The sale was consummated on October 2, 2000. Accordingly, the PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated loss on disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the series A preferred stock and warrants, is $334.8 million, which includes transaction expenses and estimated net operating income through the sale date of October 2, 2000. Rite Aid recorded an estimated loss of $303.3 million in the first quarter of fiscal 2001 and recorded an additional loss of $31.4 million in the second quarter of fiscal 2001, due to changes in estimates. Additionally, the company recorded an increase to the tax valuation allowance and income tax expense of $146.9 million in the first quarter of fiscal 2001. For more information on the sale of PCS, see Item 5--Other Information.

  Dilutive Equity Issuances. Pursuant to the conversion price adjustment and pay-in-kind dividend provisions of the convertible preferred stock issued to an affiliate of Leonard Green and Partners, L.P. in October 1999, 58,635,209 shares of Rite Aid's common stock were issuable upon the conversion of such preferred stock at September 23, 2000. Giving pro forma effect to these issuances and adjustments, the basic and fully diluted average shares outstanding at August 26, 2000 would have increased from 331,920,451 to 390,220,996. In light of our substantial leverage and liquidity constraints, we will continue to consider opportunities to use the company's equity securities to discharge debt or other obligations that may arise. Such issuances may have a dilutive effect on the outstanding shares of our common stock.

  Accounting Systems. Following its review of the company's books and records, management concluded that further steps were needed to establish and maintain the adequacy of its internal accounting systems and controls. In connection with the audit of the company's financial statements, Deloitte & Touche LLP advised Rite Aid that it believed there were numerous "reportable conditions" under the standards established by the American Institute of Certified Public Accountants which relate to the company's accounting systems and controls and could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Management's long term strategy includes a comprehensive plan to develop, implement and maintain adequate and reliable accounting systems and controls which address the reportable conditions identified by Deloitte & Touche LLP.

Results of Operations

 Consolidated Revenues

                             Thirteen        Thirteen       Twenty-Six      Twenty-Six
                            Weeks Ended     Weeks Ended     Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
                                              (dollars in thousands)
Sales...................    $3,439,469      $3,203,964      $6,881,655      $6,558,585
Sales growth............           7.4 %           6.8 %           4.9 %           8.7 %
Same store sales
 growth.................           9.9 %           6.6 %           8.0 %           9.4 %
Pharmacy sales growth...           8.5 %          17.5 %           7.8 %          18.8 %
Same store pharmacy
 sales growth...........          10.9 %          17.7 %          10.3 %          20.0 %
Pharmacy as a % of total
 sales..................          59.0 %          58.8 %          59.6 %          58.5 %
Third party sales as a %
 of total pharmacy
 sales..................          90.0 %          87.6 %          89.8 %          87.4 %
Front end sales growth..           5.5 %          (5.4)%           2.0 %          (3.8)%
Same store front end
 sales growth...........           8.5 %          (6.2)%           4.8 %          (2.9)%
Front end sales as a %
 of total sales.........          41.0 %          41.2 %          40.4 %          41.5 %
Store data:
  Total stores
   (beginning of
   period)..............         3,779           3,878           3,802           3,870
  New stores............             1              22               5              43
  Closed stores.........           (13)            (47)            (40)            (93)
  Store acquisitions,
   net..................           --                1             --               34
  Total stores (end of
   period)..............         3,767           3,854           3,767           3,854
  Relocated stores......            19              59              43             109

  The 7.4% and 4.9% growth in sales for the thirteen and twenty-six week periods ended August 26, 2000 was primarily due to strong same store sales growth of 9.9% and 8.0% for the quarter and year-to-date periods, respectively, partially offset by a decrease in total store count.

  For the thirteen and twenty six-week periods ended August 26, 2000, prescription drug revenues led sales growth with same-store sales increases of 10.9% and 10.3%, respectively. The increases in comparable store sales growth were due to increases in the average transaction size and, to a lesser extent, increased customer counts. Our pharmacy sales growth continued to benefit from our purchasing prescription files from independent pharmacies and favorable industry trends. These trends include an aging American population with many "baby boomers" now in their fifties and consuming a greater number of prescription drugs. The use of pharmaceuticals as the treatment of choice for a growing number of healthcare problems and the introduction of a number of successful new prescription drugs also contributes to the growing demand for pharmaceutical products.

  Front-end sales, which include all non-prescription sales such as seasonal merchandise, convenience items and food and other non-prescription sales, also had strong same store sales growth in the thirteen and twenty-six week periods ended August 26, 2000, increasing 8.5% and 4.8%, respectively. The same store sales increase was primarily a result of the initiatives put into place by new management which included, among other things, lowering prices on key items, weekly distribution of a nationwide advertising circular and expanding certain product categories and an overall improvement in general store conditions.

 Costs and Expenses

                             Thirteen        Thirteen       Twenty-Six      Twenty-Six
                            Weeks Ended     Weeks Ended     Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
                                              (dollars in thousands)
Cost of goods sold......    $2,633,559      $2,403,790      $5,291,486      $4,904,069
Gross profit............       805,910         800,174       1,590,169       1,654,516
Gross margin............          23.4%           25.0 %          23.1%           25.2 %
Selling, general and
 administrative
 expenses...............       858,631         793,623       1,696,716       1,524,401
Selling, general and
 administrative expenses
 as a percentage of
 revenues...............          25.0%           24.8 %          24.7%           23.2 %
Goodwill amortization...         5,627           6,096          11,701          12,264
Interest expense........       182,108         107,177         353,749         205,409
Store closing and
 impairment charges.....        88,292          56,094         104,171          84,332
Loss on debt conversions
 and modifications,
 net....................        83,789             --           83,789             --
Share of loss (income)
 from equity
 investment.............        12,496            (134)         24,070            (134)

 Cost of Goods Sold

  Gross margin was 23.4% for the thirteen week period ended August 26, 2000 compared to 25.0% for the same period the prior year and was 23.1% for the twenty-six week period ended August 26, 2000 compared to 25.2% for the same period in the prior year.

  Negatively impacting gross margin for the current year thirteen and twenty-six week periods were the continuing trend of increased third-party reimbursed prescription sales as a percentage of total prescription sales and the higher promotional costs resulting from the company's new weekly advertising circular program. The increase in third-party prescription sales negatively impacted gross margin rates because they are paid by a person or entity other than the recipient of the prescribed pharmaceutical and are generally subject to lower negotiated reimbursement rates in conjunction with a pharmacy benefit plan. Third-party sales as a percentage of total pharmacy sales were 90.0% and 87.6% for the thirteen weeks, and 89.8% and 87.4% for the twenty-six weeks, ended August 26, 2000 and August 28, 1999, respectively.

  The company uses the last-in, first-out (LIFO) method of inventory valuation, which can only be determined annually when inflation rates and inventory levels are finalized. Therefore, LIFO costs for interim period financial statements are estimated. Cost of sales includes a LIFO provision of $6.4 million for the thirteen weeks period ended August 26, 2000 versus $9.4 million for the same period a year ago.

 Selling, General and Administrative Expenses

  Selling, general and administrative expense ("SG&A") as a percentage of revenues was 25.0% in the thirteen weeks ended August 26, 2000, essentially flat from the level of 24.8% in the corresponding period of the prior fiscal year. In the twenty-six week period of the current fiscal year the SG&A percentage was 24.7%, an increase over the level of 23.2% in the prior fiscal year. SG&A in the thirteen and twenty-six week periods of the current fiscal year benefited from the receipt of $12.3 million related to the settlement of litigation with certain drug manufacturers, lower depreciation expense resulting from a net reduction of our store count, the absence of higher depreciation expense recorded in the prior year due to acceleration of depreciation in impaired stores and a better leveraging of fixed SG&A costs resulting from our higher same store sales volume. These improvements were offset by corporate expenses of $26.1 million and $51.5 million for the thirteen and twenty-six week periods ended August 26, 2000 incurred in connection with the restatement of the company's historical financial statements. Selling, general and administrative expenses for the current year quarter and year-to-date periods were also negatively impacted by lower selling, general and administrative expenses in the prior year resulting from the reversal of stock appreciation rights accruals in the amount of $8.5 million and $44.6 million, in the thirteen and twenty-six week periods ending August 29, 1999, respectively, due to a decline in the company's stock price.

 Interest Expense

  Interest expense was $182.1 million and $353.7 million for the thirteen and twenty-six week periods ended August 26, 2000 compared to $107.2 million and $205.4 million in the thirteen and twenty-six week periods ended August 28, 1999. The increase in interest expense in fiscal 2001 is due to higher levels of indebtedness throughout the period and higher interest rates, partially offset by interest savings on debt that was converted to equity in the second quarter of fiscal 2001. The annual weighted average interest rates excluding capital leases on the company's indebtedness for the thirteen weeks ended August 26, 2000 and August 28, 1999, were 8.5% and 6.1%, respectively.

 Store Closing and Impairment Charges

  Store closing and impairment charges include non-cash charges of $17.9 million and $41.2 million for the thirteen weeks ended August 26, 2000 and August 28, 1999, respectively for the impairment of long-lived assets (including allocable goodwill) at 60 and 83 stores, respectively. Store closing and impairment charges include non-cash charges of $25.8 million and $56.9 million for the twenty-six weeks ended August 26, 2000 and August 28, 1999, respectively for the impairment of long-lived assets (including allocable goodwill) at 102 and 159 stores, respectively. These amounts include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to relocate or close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable.

  Store closings and impairment charges consist of:

                             Thirteen        Thirteen       Twenty-Six      Twenty-Six
                            Weeks Ended     Weeks Ended     Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
                                              (dollars in thousands)
Store lease exit costs..      $(6,875)        $14,845        $  1,102         $27,391
Impairment charges......       17,922          41,249          25,824          56,941
Impairment of
 drugstore.com..........       77,245             --           77,245             --
                              -------         -------        --------         -------
                              $88,292         $56,094        $104,171         $84,332
                              =======         =======        ========         =======

  A rollforward of the company's lease exit liability follows:

                          Thirteen Weeks  Thirteen Weeks    Twenty-Six      Twenty-Six
                               Ended           Ended        Weeks Ended     Weeks Ended
                          August 26, 2000 August 28, 1999 August 26, 2000 August 28, 1999
                          --------------- --------------- --------------- ---------------
                                              (dollars in thousands)
Balance--Beginning of
 Period.................     $213,706        $238,821        $212,812        $246,805
  Provision for present
   value of
   noncancellable lease
   payments of stores
   designated to be
   closed...............        8,952          16,160          28,309          33,300
  Changes in assumptions
   about future sublease
   income, terminations,
   etc..................      (17,683)            238         (24,985)         (2,438)
  Reversals of reserves
   for stores that
   management has
   determined will
   remain open..........       (2,985)           (177)         (7,332)         (1,256)
  Interest accretion and
   changes in interest
   rates................        7,862            (128)         11,100          (1,140)
  Cash payments, net of
   sublease income......       (9,795)        (18,379)        (19,847)        (38,736)
                             --------        --------        --------        --------
Balance--End of Period..     $200,057        $236,535        $200,057        $236,535
                             ========        ========        ========        ========

  The company has an investment in the common stock of drugstore.com, which is accounted for under the equity method. The initial investment was valued based upon the initial public offering price of drugstore.com. During the second quarter, the company recorded a write-down of its investment in drugstore.com. This write-down was based on a decline in the market price of drugstore.com's stock that the company believes to be other-than-temporary.

 Income Taxes

  The company had net losses for the thirteen and twenty-six week periods ended August 26, 2000 and August 28, 1999. The full benefit of the net operating losses generated in the thirteen week period ended August 26, 2000 has been fully offset and the thirteen week period ended August 28, 1999 has been partially offset by a valuation allowance based on management's determination that, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be utilized.

  The income tax provision for the thirteen and twenty-six week periods ended August 26, 2000 reflects the effect of the decision to sell PCS and to discontinue the operations of the company's PBM segment.

 Net Loss

  Our net loss for the thirteen week period ended August 26, 2000 and August 28, 1999 was $456.5 million and $150.2 million, respectively. Our net loss for the twenty-six week period ended August 26, 2000 and August 28, 1999 was $1.151.8 million and $154.2 million, respectively. In addition to the operational matters discussed above, our results in the current fiscal year have been adversely affected by significant non-operating charges. As indicated, we recorded losses of $31.4 million and $334.8 million on the disposal of the PBM segment for the thirteen week and twenty-six week periods ended August 26, 2000, respectively. We also recorded a loss of $83.8 million on debt conversions and modifications in the thirteen week and twenty-six week periods ended August 26, 2000. Finally, we recorded a loss of $77.2 million relating to the impairment of our investment in drugstore.com in the thirteen week period ended August 26, 2000, as well as losses of $12.5 million and $24.1 million representing our share of the drugstore.com losses, in the thirteen week and twenty-six week periods of the current year, respectively.

Liquidity and Capital Resources

  Rite Aid has two primary sources of liquidity: cash provided by operations and the revolving credit facility under our new senior secured credit facility. We may also generate liquidity from the sale of assets, including sale-leaseback transactions, the issuance of debt and equity securities and potential additional borrowings. During the twenty-six weeks ended August 26, 2000 and August 28, 1999, cash provided by operations was not sufficient to fund our working capital requirements. As a result, we have supplemented our cash from operations with borrowings under our credit facilities. Our principal uses of cash are to provide working capital for operations, service our obligations to pay interest and principal on our debt, and to provide funds for capital expenditures.

 Credit Facilities and Debt Restructuring

  In June 2000, we completed a major financial restructuring that extended the maturity dates of a substantial amount of our debt until at least August 2002 and converted a portion of our debt to equity. These refinancing transactions are described below.

  New Senior Secured Credit Facility. We entered into a new $1.0 billion syndicated senior secured credit facility with a syndicate of banks led by Citibank N.A., as agent. The new facility matures on August 1, 2002, and consists of a $500.0 million term loan facility and a $500.0 million revolving credit facility. We used the term facility to terminate our accounts receivable securitization facility and repurchase $300.0 million of unpaid receivables thereunder, to fund $66.4 million of transaction costs relating to our financial restructuring and to provide $133.6 million of cash that will be available for general corporate purposes. The revolving facility provides us with borrowings for working capital requirements, capital expenditures and general corporate purposes. Borrowings under the facilities generally bear interest either at LIBOR plus 3.0%, if we choose to make LIBOR borrowings, or at Citibank's base rate plus 2.0%. For additional information about the interest rates applicable to our credit facilities, see "Quantitative and Qualitative Disclosures about Market Risks" below.

  We are required to pay fees of 0.50% per annum on the daily unused amount of the commitment. Substantially all of our wholly-owned subsidiaries guaranteed our obligations under the senior secured credit facility. These subsidiary guarantees are secured by a first priority lien on the inventory, accounts receivable, intellectual property and some of the real estate assets of the subsidiary guarantors. Our direct obligations under the senior credit facility are unsecured.

  The senior secured credit facility contains customary covenants, which place restrictions on the assumption of debt, the payment of dividends, mergers, liens and sale and leaseback transactions. The facility requires us to meet various financial ratios and limits our capital expenditures. For the quarter ended August 26, 2000, our covenants required us to maintain a minimum interest coverage ratio of .75:1 and minimum fixed charge coverage ratio of
 .88:1. Following the consummation of the sale of PCS, these covenants require us to maintain a minimum interest coverage ratio of 1.40:1 for the four quarter period ending June 1, 2002, and a minimum fixed charge coverage ratio of 1.19:1 for the four quarter period ending June 1, 2002. We also must maintain consolidated EBITDA (as defined in the senior secured credit facility) of no less than $104.0 million for the quarter ended August 26, 2000, increasing to $720.0 million for the four quarter period ending June 1, 2002. In addition, our capital expenditures are limited to $70.0 million for the fiscal quarter ended August 26, 2000 and $243.0 million for the four quarter period ending June 1, 2002.

  The facility provides for customary events of default, including nonpayment, misrepresentation, breach of covenants and bankruptcy. It is also an event of default if any event occurs that enables, or which with the giving of notice or the lapse of time would enable, the holder of the company's debt to accelerate the maturity of debt equaling $25.0 million or more.

  Our ability to borrow under the senior secured credit facility is based on a specified borrowing base consisting of eligible accounts receivable and inventory. At August 26, 2000, the $500.0 million term loan was fully drawn. We had $136.0 million in outstanding borrowings under the revolving facility at August 26, 2000.

  Other Existing Facilities. We extended to August 2002 the maturity date of our existing syndicated credit facilities, which consist of the RCF facility and the PCS credit facility. Borrowings under the PCS credit facility bear interest at LIBOR plus 3.25% and borrowings under the RCF credit facility bear interest at LIBOR plus 3.75%. These credit facilities contain restrictive covenants which place restrictions on the assumption of debt, the payment of dividends, mergers, liens and sale-leaseback transactions. These credit facilities also require us to satisfy financial covenants which are generally slightly less restrictive than the covenants in the new senior secured credit facility. The facilities also limit the amount of our capital expenditures to $70.0 million for the quarter ended August 26, 2000 increasing to $243.0 million for the four quarters ending June 1, 2002. Under the terms of these facilities, the company is permitted to incur up to an additional $135 million of indebtedness under the senior secured credit facility without the further consent of the lenders under the PCS, RCF and related exchange debt facilities. Any amounts repaid under the facilities with the proceeds of asset sales may not be reborrowed. The PCS credit facility was secured by a first lien on the stock of PCS and the RCF credit facility was secured by a first lien on the stock of drugstore.com and a second lien on the stock of PCS. At August 26, 2000 we had $1.9 billion of borrowings outstanding under these credit facilities. These facilities are also guaranteed and secured as described below. Upon consummation of the sale of PCS on October 2, 2000, the company applied $575.0 million of the cash portion of the proceeds, to reduce the outstanding balances of the PCS credit facility and the PCS exchange debt. The company has pledged the Series A Preferred stock (and all securities issued upon its conversion) and the senior subordinated notes to the lenders under the PCS credit facility and RCF credit facility, and the related exchange debt described below to secure the company's obligations thereunder. It is required to use any net proceeds received from any sale of those securities to further repay the then outstanding balance of the PCS credit facility and the PCS exchange debt and, once this facility has been repaid in full, to repay the then outstanding balance of the RCF credit facility and the RCF exchange debt. After applying the proceeds from the sale of PCS, we had $842.0 million of outstanding borrowings under the PCS facility and the exchange debt.

  Exchange Offers. In June 2000, we completed the exchange of $52.5 million of our 5.5% notes due December 2000 and $321.8 million of our 6.7% notes due December 2001 for an aggregate of $374.3 million of our new 10.5% senior secured notes due September 2002. After the exchange, $147.5 million of the 5.5% notes due December 2000 and $28.2 million of the 6.7% notes due December 2001 remained outstanding. In connection with the exchange, we entered into a forward purchase agreement to sell $93.2 million of our 10.5% senior secured notes due September 2002 to certain financial institutions. These financial institutions purchased $16.7 million of the 5.5% notes and $20.4 million of the 6.7% notes on July 27, 2000, and $53.8 million of the 5.5% notes on September 13, 2000, and exchanged the purchased notes with the company for the 10.50% Senior Secured Notes due 2002. The remaining 5.5% notes due in December 2000 and 6.7% notes due December 2001 will be retired with the company's general corporate funds and the $2.3 million remaining on the forward purchase agreement.

  Exchange of Debt for Equity and Exchange Debt. As part of our restructuring, certain affiliates of J.P. Morgan, which had lent us $300.0 million under a demand note in June 1999 and was also a lender under the RCF and PCS credit facilities, together with certain other lenders under the two credit facilities, agreed to exchange a portion of their loans for a new secured exchange debt obligation and common stock. This resulted in a total of $284.8 million of debt under these facilities, including $200 million of the outstanding principal of the demand note, being exchanged for common stock at a price of $5.50 per share. An additional $274.8 million of borrowings under the facilities were exchanged for the exchange debt, including the entire remaining principal amount of the J.P. Morgan demand note. The terms of the exchange debt are substantially the same as the terms of our RCF and PCS credit facilities and the interest rate is currently LIBOR plus 3.25%. The lenders of the RCF and PCS credit facilities have the same collateral as they did with respect to their loans under the credit facilities or demand note, as applicable, and also received a first lien on our prescription files. As a result of this exchange, we recorded a gain of $11.4 million in second quarter of fiscal 2001.

  On June 26, 2000, we issued 17.8 million shares of our common stock in exchange for $177.8 million in principal amount of our 5.25% convertible subordinated notes due 2002. As a result of this exchange, we recorded a loss on extinguishment of $89.0 million in the second quarter of fiscal 2001.

  Synthetic Leases. As part of our restructuring, we amended our existing guarantees of two synthetic lease transactions to provide substantially the same terms as the terms of our RCF and PCS credit facilities.

  Second Priority Collateral. In connection with modifications to the RCF and PCS credit facilities, the guarantee of the Prudential note, the exchange for exchange debt and the guarantees of the synthetic lease transactions, substantially all of our wholly-owned subsidiaries guaranteed our obligations thereunder on a second priority basis. These subsidiary guarantees are secured by a second priority lien on the inventory, accounts receivable, intellectual property and some of the real estate assets of the subsidiary guarantors. Except to the extent previously secured, our direct obligations under those facilities and guarantees remain unsecured.

  Commercial Paper. Until September 24, 1999, we issued commercial paper supported by unused credit commitments to supplement cash generated by operations. Since the loss of our investment grade rating in fiscal 2000, we are no longer able to issue commercial paper. Outstanding commercial paper of the company amounted to $192.0 million at February 26, 2000. All remaining commercial paper obligations were repaid in March 2000.

  Debt Covenants. The company was in compliance with the covenants in its senior secured credit facility and its other credit facilities and debt instruments during the thirteen weeks ended August 26, 2000 and, with continuing improvements in operating performance, anticipates that it will remain in compliance with its debt covenants during the remainder of fiscal 2001. However, variations in the company's operating performance and unanticipated developments may adversely affect its ability to remain in compliance with the applicable debt covenants. As it monitors future performance and developments, management may, from time-to-time, pursue modifications or waivers with respect to particular covenants as it deems appropriate. Although the company believes that its relations with its principal lenders are generally good, there can be no assurance that any such modifications or waivers, if sought, would be obtained.

 Net Cash Used in Operating, Investing and Financing Activities

  The company used $562.0 million of cash to fund operations in the twenty-six weeks ended August 26, 2000. Operating cash flow was negatively impacted by $300.0 million that was used to repurchase accounts receivable when the accounts receivable securitization facility was terminated. In addition, operating cash flow was negatively impacted by $280.1 million in interest payments and by seasonal inventory builds. Operating cash flow benefited from an increase in accounts payable partially offset by a decrease in other liabilities.

  In the twenty-six weeks ended August 28, 1999, cash provided by operations was $119.0 million. Operating cash flow was negatively impacted by seasonal inventory builds, which was partially offset by a corresponding increase in accounts payable.

  Cash used for investing activities was $20.2 million and $458.9 million for the twenty-six weeks ended August 26, 2000 and August 28, 1999, respectively. Cash used for store construction and relocations amounted to $59.9 million and $405.6 million for the twenty-six weeks ended August 26, 2000 and August 28, 1999, respectively. In addition, cash of $24.5 million was used to acquire the assets of Edgehill in fiscal 2000.

 Working Capital

  Net working capital was $965.8 million at August 26, 2000, compared to $720.0 million at February 26, 2000. The current ratios were 1.39% and 1.31%, respectively.

 Capital Expenditures

  The company plans to make total capital expenditures of approximately $160.0 million to $190.0 million during fiscal 2001. Such expenditures consist of approximately $80.0 million to $100.0 million related to new store construction, store relocation and other store construction projects. An additional $40.0 million to $50.0 million will be dedicated to other store improvement activities including the purchase of Script Pro automated prescription dispensing machines and the purchase of script files from independent pharmacists. Management expects that these capital expenditures will be financed primarily with cash flow from operations and borrowings under the revolving credit facility available under our senior secured facility. During the twenty-six weeks ended August 26, 2000, the company spent $59.9 million on capital expenditures.

 Future Liquidity

  We are highly leveraged. Our high level of indebtedness: (a) limits our ability to obtain additional financing; (b) limits our flexibility in planning for, or reacting to, changes in our business and the industry; (c) places us at a competitive disadvantage relative to our competitors with less debt; (d) renders us more vulnerable to general adverse economic and industry conditions; and (e) requires us to dedicate a substantial portion of our cash flow to service our debt. Based upon current levels of operations and planned improvements in our operating performance, management believes that cash flow from operations together with available borrowing under the new senior credit facility and its other sources of liquidity will be adequate to meet its anticipated annual requirements for working capital, debt service and capital expenditures through the end of fiscal 2001. However, the third quarter is generally the peak period for the company's liquidity needs as holiday season inventories are purchased. Also, the company is required to retire approximately $78 million of indebtedness as it matures in the fourth quarter of the current fiscal year. Management will continue to assess the company's liquidity position and potential sources of supplemental liquidity in light of its operating performance and other relevant circumstances. Should Rite Aid determine, at any time, that it is necessary to seek additional short-term liquidity, it will evaluate its alternatives and take appropriate steps to obtain sufficient additional funds. Obtaining any such supplemental liquidity would require the consent of the lenders under one or more of the company's debt agreements. There can be no assurance that any such supplemental funding, if sought, could be obtained or that the company's lenders would provide the necessary consents.

  On a longer term basis, after applying the proceeds from the sale of PCS, approximately $2.6 billion of our indebtedness with mature on August 2, 2002, including the revolving credit facility under the new senior secured credit facility. Our ability to replace, refinance or otherwise extend these obligations will depend, in part, on our ability to successfully execute our long-term strategy and improve the operating performance of our stores. For a discussion of factors that could affect our liquidity and our ability to execute our long term strategy, see the items discussed under "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Factors Affecting Our Future Prospects" in our Annual Report on Form 10K/A.

Accounting Change

  In fiscal 2000, we changed our application of the LIFO method of accounting by restructuring our LIFO pool structure through a combination of certain geographic pools. The reduction in the number of LIFO pools was made to more closely align the LIFO pool structure to store merchandise categories. The effect of this change in fiscal 2000 was to decrease our earnings by $6.8 million (net of income tax benefit of $4.6 million) or $.03 per diluted common share. The cumulative effect of the accounting change for periods prior to fiscal 2000 was a charge of $27.3 million (net of income tax benefit of $18.2 million), or $.11 per diluted common share. The effect of this accounting change was a reduction in net income of $3.4 million, net of income tax effect of $2.3 million or $.02 per diluted common share for the twenty-six weeks ended August 28, 1999.

Recent Accounting Pronouncements

  In November 1999, the Staff of the SEC issued Staff Accounting Bulletin
(SAB) 101, "Revenue Recognition." This SAB sets forth the Staff's position regarding the point at which it is appropriate for a Registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met:

  .  persuasive evidence of an arrangement exists;

  .  delivery has occurred or service has been rendered;

  .  the seller's price to the buyer is fixed or determinable; and

  .  collectibility is reasonably assured.

  The company uses the above criteria to determine whether revenue can be recognized, and therefore believes that the issuance of SAB 101 does not have a material impact on the company's financial statements.

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This statement, which establishes the accounting and financial reporting requirements for derivative instruments, requires companies to recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. These statements, as amended, are effective in fiscal 2002. We are evaluating the effects that the adoption of SFAS Nos. 133 and 138 may have on the consolidated financial statements.

Factors Affecting Our Future Prospects

  For a discussion of risks related to our financial condition, operations and industry, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Our Future Prospects" in our Form 10-K/A for the 2000 fiscal year, filed with the SEC on October 11, 2000.

ITEM 3. Quantitative and Qualitative Disclosures About Market Risk

  Rite Aid's future earnings, cash flow and fair values relevant to financial instruments are dependent upon prevalent market rates. Market risk is the risk of loss from adverse changes in market prices and interest rates. Our major market risk exposure is changing interest rates. Increases in interest rates would increase the company's interest expense. Since the end of fiscal 2000, Rite Aid's primary risk exposure has not changed. Our company enters into debt obligations to support capital expenditures, acquisitions, working capital needs and general corporate purposes. Rite Aid's policy is to manage interest rates through the use of a combination of variable-rate credit facilities, fixed-rate long-term obligations and derivative transactions.

  The table below provides information about the company's financial instruments that are sensitive to changes in interest rates. The table presents principal payments and the related weighted average interest rates by expected maturity dates as of August 26, 2000.

                                                  Fiscal Year                                  Fair Value
                         -------------------------------------------------------------------- at August 26,
                           2001     2002      2003       2004    2005  Thereafter    Total         2000
                         --------  ------  ----------  --------  ----  ----------  ---------- -------------
                                                    (dollars in thousands)
Long-term debt,
 including
 Current portion
  Fixed rate Debt....... $132,694  $9,004  $1,887,682  $200,582  $377  $1,556,406  $3,786,745  $2,300,045
  Average Interest
   Rate.................     6.03%   6.90%       9.13%     6.01% 8.27%       7.17%
  Variable Rate Debt....      --      --   $1,783,188       --    --          --   $1,783,188  $1,783,188
  Average Interest
   Rate.................      --      --         9.92%      --    --          --          --          --

  In June 2000, the company refinanced certain variable- and fixed-rate obligations maturing in fiscal years 2001 and 2002 and entered into an interest rate swap that fixes the LIBOR component of $500.0 million of the company's variable-rate debt at 7.083% for a two year period. In July 2000, the company entered into an additional interest rate swap that fixes the LIBOR component of an additional $500.0 million of variable rate debt at 6.946% for a two year period. The variable rate debt that had interest rates fixed by the two interest rate swaps were included with fixed rate debt in the above table. As of August 26, 2000, 32% of the company's total debt is exposed to fluctuations in variable interest rates.

  Our ability to satisfy our interest payment obligations on our outstanding debt will depend largely on our future performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If we do not have sufficient cash flow to service our interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot assure you that any such borrowing or equity financing could be successfully completed.

  As of October 11, 2000, the company had three credit facilities: the new $1.0 billion senior secured credit facility entered into on June 14, 2000, and the RCF credit facility and PCS credit facility. In addition, it had fixed-rate obligations in the amount of $4.9 billion and exchange debt in the amount of $219.5 million. In March 2000, all remaining commercial paper obligations were repaid. The ratings on these credit facilities and obligations as of September 30, 2000 were as follows: the $1.0 billion RCF facility: B by Standard and Poor's and B2 by Moody's; the $1 billion senior secured credit facility: BB- by Standard & Poor's and Ba3 by Moody's; the $1.3 billion PCS facility: B by Standard & Poor's and B2 by Moody's; the fixed-rate obligations: B- by Standard & Poor's and Caa1 by Moody's; and the exchange debt is not rated yet. The interest rates on the variable-rate borrowings are as follows: the $1.0 billion RCF facility: LIBOR plus 3.75%, the $1.0 billion senior secured credit facility: LIBOR plus 3.00%, and the $1.3 billion PCS facility and the exchange debt: LIBOR plus 3.25%.

                          PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

  The following is a description of all material developments of our legal proceedings in the thirteen weeks ended August 26, 2000. For a complete description of all material legal proceedings, see our Form 10-K/A for the year ended February 26, 2000.

  On August 16, 2000, a Pennsylvania state court dismissed with prejudice a purported state class action lawsuit complaint insofar as it alleged that the company's former pricing practices violate Pennsylvania law.

  In September 2000, the United States District Court for the Central District of California denied the company's motion to dismiss a purported class action complaint insofar as it alleged that the company's former pricing practices violate one section of the California Business and Professional Code.

ITEM 2. Changes in Securities and Use of Proceeds

  Not applicable.

ITEM 3. Defaults Upon Senior Securities

  Not applicable.

ITEM 4. Submission of Matters to a Vote of Security Holders

  No matters were submitted to a vote of the security holders during the thirteen week period ended August 26, 2000.

ITEM 5. Other Information

  Sale of PBM Segment. On July 12, 2000, the company announced that it had entered into an agreement to sell PCS, its PBM segment, to Advance Paradigm, Inc. for $1.0 billion. The sale of PCS was consummated on October 2, 2000. The selling price of PCS consisted of $675.0 million in cash; $200.0 million in principal amount of Advance Paradigm's unsecured 10 year senior subordinated notes (with warrants attached) and $125.0 million in liquidation preference of Advance Paradigm's 11% Series A Preferred Stock. The senior subordinated notes bear interest at the rate of 11% per annum for the first 18 months after their date of issuance (October 2, 2000), 12% for the next six months and 13% thereafter until maturity. The warrants attached to the senior subordinated notes are not exercisable until October 2, 2002. Once exercisable, they will be transferable separately from the senior subordinated notes and entitle the holders collectively to purchase, for $20 per share, 780,000 shares of Advance Paradigm's class A common stock (subject to adjustment for certain dilutive events). The senior subordinated notes may be prepaid by Advance Paradigm in whole at any time; however, if less than the entire outstanding principal amount is prepaid not more than an aggregate of $75,000 principal amount may be prepaid from the date of issuance. Upon any prepayment prior to October 2, 2002, a ratable portion of the warrants attached to the senior subordinated notes will expire. The fair value of the senior subordinated notes is estimated at 75% of their principal amount. The fair value of the series A preferred stock is estimated at its stated value. The company is in the process of obtaining an appraisal to determine the fair value of the series A preferred stock and warrants at the consummation date.

  Commencing January 30, 2001 and until Advance Paradigm's stockholders approve the issuance of class B common stock upon conversion of the series A preferred stock, the series A preferred stock will pay quarterly dividends, solely in additional shares of series A preferred stock, at the rate of 11% per annum for the first six months, 13% for the next six months and 16% thereafter. Upon approval by Advance Paradigm's stockholders, the series A preferred stock will be convertible, at Rite Aid's option, at $20 per share (subject to adjustment for certain dilutive events), into shares of class B common stock of Advance Paradigm (which are convertible into shares of class A common stock which is publicly traded). Once converted, the series A preferred stock will be entitled to share ratably with the class A common stock in dividends declared. Holders of the class A preferred stock (and of the class B common stock issuable upon its conversion) have the right to elect two members of Advance Paradigm's board of directors.

  The company has the right to cause Advance Paradigm to register the senior subordinated notes (and the attached warrants and the shares issuable upon exercise of the warrants) and the series A preferred stock (and if converted, the shares issued upon conversion) for sale under the Securities Act of 1933. The company has agreed not to sell more than 50% of the shares of series A preferred stock (and the shares into which it may be converted) for a period of 24 months from their date of issuance unless the stockholders of Advance Paradigm do not approve its conversion into class B common stock by January 30, 2001 or unless the market price of Advance Paradigm's class A common stock averages $40 per share for 20 consecutive trading days after April 2, 2001.

  When the sale was consummated, the company applied $575,000 of the cash portion of the proceeds to reduce the outstanding balances of the PCS credit facility and the PCS exchange debt, and pledged the Series A Preferred Stock (and all securities issued upon its conversion) and the senior subordinated notes to the lenders under the PCS credit facility, the RCF credit facility, and the Exchange Debt to secure the company's obligations thereunder. The company is required to use any net proceeds received from any sale of those securities to further repay the then outstanding balance of the RCF credit facility and the RCF exchange debt.

  The PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated net loss on the disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the series A preferred stock and warrants, is $334,763, which includes estimated transaction expenses and estimated net operating income through the sale date of October 2, 2000. In the first quarter of fiscal 2001 ended May 27, 2000, the company recorded a loss of $303,330 and in the second quarter of fiscal 2001 ended August 26, 2000, the company recorded an additional loss of $31,433, due to changes in estimates.

ITEM 6. Exhibits and Reports on Form 8-K

  (a) The following exhibits are filed as part of this report.

  Exhibit
 Numbers  Description
 -------- -----------
 10.20*   Amendment No. 5 to Master Lease and Security Agreement, dated as of
          June 12, 2000, between Sumitomo Bank Leasing and Finance, Inc., as
          Lessor, and Rite Aid Realty Corp., as Lessee.

 11 Statements re Computation of Per Share Earnings (See Note 3 to the condensed consolidation financial statements)

 27       Financial Data Schedules

  (b) Rite Aid Corporation has filed the following Current Reports on Form 8-K in the thirteen week period ended August 29, 2000:

    (1)   Rite Aid Corporation filed a Current Report on Form 8-K on June 21,
          2000 disclosing under Item 5 a press release announcing the completion of its refinancing transactions and setting forth under
          Item 7 copies of the related Indenture and Agreements as exhibits.

  (2) Rite Aid Corporation filed a Current Report on Form 8-K and Form 8-K/A on July 14, 2000 and July 17, 2000, respectively, disclosing under
       Item 5 a press release dated July 11, 2000 announcing its unaudited financial results for the first quarter of fiscal year 2001 ended May 27, 2000, as well as its financial results for the fiscal year ended February 26, 2000 and restated financial results for the fiscal years ended February 27, 1999 and February 28, 1998. The Current Report also disclosed under Item 5 that on July 12, 2000, Rite Aid Corporation and Advance Paradigm, Inc. jointly issued a press release announcing that they had entered into a definitive agreement under which Advance Paradigm will acquire 100% of the equity of Rite Aid's PCS Health Systems, Inc. subsidiary for $1 billion, consisting of $675 million in cash, $200 million in senior subordinated notes and $125 million in newly issued equity in Advance Paradigm.

  * Incorporated by reference from Exhibit 10.20 to Form 8-K, filed on June 21, 2000.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: October 11, 2000                    RITE AID CORPORATION

                                              /s/ Elliot S. Gerson
                                          By: _________________________________
                                              Elliot S. Gerson
                                              Senior Executive
                                              Vice President and
                                              General Counsel

Date: October 11, 2000

                                              /s/ John T. Standley
                                          By: _________________________________
                                              John T. Standley
                                              Senior ExecutiveVice President
                                              and Chief Financial Officer